Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2012	2011
Fixed Charges:
Interest expense[1]	$354	$330
Interest capitalized	10	11
One-third of rents[2]	75	75

Total fixed charges	$439	$416

Earnings:
Income from continuing operations before income taxes	$3,595	$3,560

Fixed charges per above	439	416
Less: capitalized interest	(10)	(11)

	429	405

Amortization of interest capitalized	6	8

Total earnings	$4,030	$3,973

Ratio of earnings to fixed charges	9.18	9.55

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $17 million and $10 million for the six months ended June 30, 2012 and 2011, respectively. The ratio of earnings to fixed charges would have been 9.55 and 9.79 for the six months ended June 30, 2012 and 2011, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.